SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

_______________________________________________________________________________

                                 SCHEDULE 13G


                                (RULE 13d-102)


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
    (b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)


                             (AMENDMENT NO. __)1


                           Dorchester Minerals, L.P.
_______________________________________________________________________________
                               (Name of Issuer)


                                 Common Units
_______________________________________________________________________________
                        (Title of Class of Securities)


                                   25820R105
_______________________________________________________________________________
                                (CUSIP Number)


                               January 31, 2003
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ X ]   Rule 13d-1(b)

     [   ]   Rule 13d-1(c)

     [   ]   Rule 13d-1(d)




__________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No. 525820R105
_______________________________________________________________________________
1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). Energy
      Trust LLC
      IRS # 13-4145449
_______________________________________________________________________________
2.    Check the Appropriate Box if a Member of a Group*
                                                                  (a) [ ]
                                                                  (b) [ ]
_______________________________________________________________________________
3.    SEC Use Only

_______________________________________________________________________________
4.    Citizenship or Place of Organization
      Delaware
_______________________________________________________________________________
                       5.   Sole Voting Power
       Number of            9,755,085
         Shares        ________________________________________________________
      Beneficially     6.   Shared Voting Power
      Owned by Each         0
       Reporting       ________________________________________________________
      Persons with:    7.   Sole Dispositive Power
                            9,755,085
                       ________________________________________________________
                       8.   Shared Dispositive Power
                            0
_______________________________________________________________________________
9.    Aggregate Amount Beneficially Owned by Each Reporting Person
      See Item 6
_______________________________________________________________________________
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                     [   ]
_______________________________________________________________________________
11.   Percent of Class Represented by Amount in Row (9)
      See item 6
_______________________________________________________________________________
12.   Type of Reporting Person*
      IA





_________________
*  See instructions before filling out!

Item 1(a).     Name of Issuer

               Dorchester Minerals, L.P.

Item 1(b).     Address of Issuer's Principal Executive Offices

               3738 Oak Lawn Avenue
               Suite 300
               Dallas, Texas 75219-4379

Item 2(a).     Name of Person Filing

               Energy Trust LLC

Item 2(b).     Address of Principal Business Office or, if None, Residence

               551  Fifth Avenue
               37 Floor
               New York, New York 10176

Item 2(c).     Citizenship

               Delaware

Item 2(d).     Title of Class of Securities

               Common Units

Item 2(e).     CUSIP Number

               25820R105

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership

               (a)  Amount beneficially owned:

                    See Item 6 below

               (b)  Percent of Class:

                    See Item 6 below

               (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote

                          See Item 5 of Cover Page

                    (ii)  Shared power to vote or to direct the vote

                          See Item 6 of Cover Page

                    (iii) Sole power to dispose or to direct the disposition of

                          See Item 7 of Cover Page

                    (iv) Shared power to dispose or to direct the disposition of

                          See Item 8 of Cover Page

Item 5.        Ownership of Five Percent or Less of a Class

               Not  applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Energy Trust LLC is the investment advisor to various pension funds that beneficially own the securities and Energy Trust LLC has sole voting and dispositive power over such securities. Each pension fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities it beneficially owns. Boston Safe Deposit and Trust Company, as trustee for the Lucent Technologies Inc. Master Pension Trust, and State Street Bank and Trust Company, as trustee for the Long Term Investment Trust, each have an interest that relates to more than five percent of the class of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

               Not applicable.

Item 8.        Identification and Classification of Members of the Group

               Not applicable.

Item 9.        Notice of Dissolution of Group

               Not applicable.

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Energy Trust LLC



October 2, 2003                            /s/ Alan Hsia
                                           ___________________________________
                                           Name:  Alan Hsia
                                           Title:  Managing Director